UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38772

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,

5 Tampines North Drive 5

#07-00

Singapore 528548

+65 6499 9469

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

I. Notice of Failure to Satisfy a Continued Listing Rule or Standard.

On April 13, 2020, Reebonz Holding Limited (the “Company”) issued a press release announcing that the Company has received written notification from The Nasdaq Stock Market LLC that the Company did not meet the continued listing requirements of maintaining a minimum bid price for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(a)(1) because the bid price of the Company’s publicly held ordinary shares for the last 30 consecutive business days was below the minimum requirement of US$1 per share. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until October 5, 2020 (the "Compliance Period"), to regain compliance with Nasdaq's minimum bid price requirement. If at any time during the Compliance Period, the Company's bid price closes at US$1 per share or more for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

V. Exhibits

Exhibit No.	Description

99.1	Press Release dated April 13, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: April 13, 2020	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer

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